FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of February 2011
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 _________

CGGVeritas and JSC Geotech Holding Announce Future
Marine Joint Venture in Russia and CIS
Paris — February 25th, 2011
CGGVeritas (ISIN: 0000120164 — NYSE: CGV) and JSC Geotech Holding (Geotech) are pleased to announce, that today they have signed a term sheet to create a joint venture to operate 2D and 3D marine seismic vessels, primarily in Russian and CIS waters.
The joint venture will provide marine seismic data acquisition and processing services for the oil and gas clients operating locally in Russia and CIS. CGGVeritas will make available one 2D ice class vessel and one 3D ice class vessel, to the joint venture.
Jean-Georges Malcor CEO of CGGVeritas, said: “At a time when Russian and CIS Arctic exploration and production is becoming more and more important, we are very pleased to sign this joint venture agreement with Geotech. Entry to this very important Russian and CIS offshore market is a significant step forward for CGGVeritas. Our Joint Venture with Geotech, the leading seismic company in Russia and the CIS, creates a solid foundation for future growth in the region.”
Nikolai Levitsky, President of JSC Geotech holding said: «The Joint Venture with CGGVeritas enables Geotech to significantly strengthen its leadership positions in the Russian market and move to a new level of development thanks to using the leading global offshore seismic technologies».
About Geotech Holding
Geotech is one of the largest onshore seismic service providers in the world. Geotech employs over 12,000 people, including highly qualified specialists in their various fields of expertise. The Company develops certain proprietary processes and technologies and manufactures globally recognised specialised equipment. Geotech is also active in exploration and development drilling and intends to expand this service offering further in the future.
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 25th, 2011	By	/s/Gerard CHAMBOVET
Gerard CHAMBOVET
EVP General Secretary